HLTH CORPORATION 669 RIVER DRIVE, CENTER TWO ELMWOOD PARK, NJ 07407 201.703.3400 TEL 201.703.3401 FAX
September 19, 2007
VIA EDGAR AND BY FAX TO 202-772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Craig Slivka

Re:	HLTH Corporation f/k/a Emdeon Corporation Form 10-K/A for the Fiscal Year Ended December 31, 2006 Filed April 30, 2007 File No. 000-24975

Dear Mr. Slivka:
     As we discussed yesterday, HLTH Corporation (the “Company”) has received the Commission Staff’s comment letter, dated August 21, 2007, on the above-referenced filing, which requested that the Company respond to the comments in that letter by September 21, 2007. In order to allow the Company to respond properly to such comments (including review of the response letter by the Compensation Committee of the Company’s Board of Directors), we are requesting that the Staff extend the due date of the Company’s response letter by two weeks, to October 5, 2007. Although the Company intends to respond to the Staff’s comments as soon as possible, the Company may need some or all of the additional requested time.
     Based on our conversation, I understand that the Commission Staff is agreeable to this extension. Please let me know if my understanding is incorrect.
     Thank you for your consideration in this matter. If you have any questions regarding this request, please contact me at (917) 741-4037.

Respectfully submitted,

HLTH Corporation

By:	/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President